

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

December 10, 2020

Burke J. Montgomery
General Counsel and Secretary
GCM Grosvenor Inc.
900 North Michigan Avenue
Suite 1100
Chicago, Illinois 60611

> **Re: GCM Grosvenor Inc.**
> **Registration Statement on Form S-1**
> **Filed December 4, 2020**
> **File No. 333-251109**

Dear Mr. Montgomery:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Livingston at 202-551-3448 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance